FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                                  7 March 2002

                      The Royal Bank of Scotland Group plc
                              42 St Andrew Square
                               Edinburgh EH2 2YE
                                    Scotland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                    Form 20-F x                  Form 40-F
                        ---                          ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                           No x
                       ---                          ---

Rule 12g3-2(b) : 82 -
                     ------------------

                    The following information was issued as

                    Company announcements, in London, England

                    and is furnished pursuant to General

                    Instruction B to the General Instructions

                    to Form 6-K:

CITIZENS FINANCIAL GROUP, INC.

Results for year ended 31 December 2001


The Royal Bank of Scotland Group plc ("RBSG") is pleased to attach a copy of the results of Citizens Financial Group, Inc., its U.S. banking subsidiary.

The financial information contained in the attached release has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Citizens' operating earnings before taxation, amortization of goodwill and core deposit intangible and their one-time costs of their acquisitions and other one-time costs for the year ended December 31, 2001 based on U.K. GAAP and U.S. GAAP were as follows:-


$ In Millions                                 Year Ended December 31
                                             2001                2000
                                             ----                ----

U.K. GAAP                                    $720                $535

U.S. GAAP                                    $703                $561


28 February 2002

Contact:    Fred Watt           Group Finance Director          020 7427 8412
                                                                0131 523 2028

            Grahame Whitehead   Deputy Group Finance Director   020 7427 9450
                                                                0131 523 2970

            Heather Campion     Public Relations                001 617 725 5825


                  Citizens reports record growth and earnings
                      Cash operating earnings increase 27%

PROVIDENCE, RI -- Citizens Financial Group, Inc. ("Citizens") today reported record cash operating earnings of $475 million for the year 2001, up 27% from $375 million for 2000. This was the company's ninth consecutive year of record cash operating earnings.

Cash operating earnings exclude the amortization of intangible assets related to various acquisitions, including goodwill and core deposit intangibles, one-time merger and other costs, gains from the sale of business lines and the cumulative effect of accounting change. This reporting is consistent with Citizens' parent, The Royal Bank of Scotland Group plc.

On December 1, 2001, Citizens completed the purchase of the retail, small business and certain middle market commercial banking businesses of Mellon Financial Corporation. This transaction included 345 bank branches in Pennsylvania, New Jersey and Delaware and the assumption of $14.4 billion in deposits. The effect of the Mellon transaction had minimal impact on 2001 earnings results.

At December 31, 2001, Citizens' total assets were $53.1 billion compared with $30.9 billion at December 31, 2000. The Mellon transaction on December 1, 2001 added assets of $17.5 billion, with New England assets growing by $4.7 billion during 2001.

Between the announcement of the Mellon acquisition on July 17, 2001 and the closing on December 1, 2001, deposits grew 7%, or $1 billion, in the Mid-Atlantic area.

Excluding the impact of Mellon, Citizens had strong organic loan and deposit growth. Loans and leases, excluding consumer mortgages, increased 13%, or $2.2 billion. Deposits increased 12%, or $2.6 billion.

"2001 was an extremely exciting and productive year for Citizens," said Lawrence K. Fish, Chairman, President and CEO of Citizens Financial Group, Inc. "The Mellon transaction is proving already that Citizens' dedication to a strong local focus on our customers, in our communities and with our employees is a winning strategy in all markets," Fish said.

Net interest income increased $139 million, or 13%, for 2001. This was due primarily to strong organic loan and deposit growth.

Noninterest income increased $67 million, or 18%, for 2001. The growth in noninterest income is being driven by strong growth in Citizens' major business lines.

Noninterest operating expense, which excludes the impact of one-time merger and other costs and the amortization of goodwill and core deposit intangible, was $819 million for 2001, a $27 million increase over 2000.

Citizens also recorded pre-tax costs for amortization of goodwill and core deposit intangible of $123 million for 2001 compared with $116 million for 2000. Citizens recorded one-time merger and other costs in 2001 of $82 million, $53 million after tax, connected with the December 1, 2001 Mellon transaction. In 2000, one-time merger and other costs of $61 million, $39 million after tax, included the acquisition of UST Corp. on January 11, 2000. Including the impact of the one-time costs, one-time gains, amortization and cumulative effect of accounting change, net income was $319 million for 2001 and $230 million for 2000.

Citizens Financial Group, Inc., is a $53.1 billion commercial bank holding company headquartered in Providence, RI. It operates as Citizens Bank in Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, Pennsylvania, and Rhode Island. Citizens is wholly owned by The Royal Bank of Scotland Group plc. Combined, Citizens has more than 710 branches, more than 1,495 ATMs and more than 12,000 employees in seven states. For more information, please contact our website, citizensbank.com.

                         CITIZENS FINANCIAL GROUP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (unaudited)

                                                          YEAR ENDED DECEMBER 31

                                                                2001        2000
(In Millions)

Net interest income                                          $ 1,171     $ 1,032

Provision for credit losses                                       96          59
                                                             -------     -------
Net interest income after provision                            1,075         973
for credit losses                                            -------     -------
Noninterest income                                               447         380

Noninterest expense
     Operating                                                   819         792
     Amortization of goodwill and core deposit                   123         116
          intangible                                         -------     -------
Total noninterest expense                                        942         908

Earnings before income taxes                                     580         445

Income taxes                                                     215         176
                                                             -------     -------
Net income-operating                                             365         269

Cumulative effect of accounting change, net of tax                 1           -

One-time gain from the sale of business line, net of tax           6           -
One-time merger and other costs, net of tax                       53          39
                                                             -------     -------
Net income                                                       319         230

Cash basis and one-time adjustment, net of tax                   156         145
                                                             -------     -------

Cash basis-operating earnings                                $   475     $   375
                                                             =======     =======

                         CITIZENS FINANCIAL GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS
                                  (unaudited)

                                                                 DECEMBER 31
                                                               2001       2000
(In Millions)

Assets
Cash and due from banks                                      $ 1,126     $   930
Short-term investments                                           371         189
Securities                                                    19,256       8,803

Loans and leases:                                             26,008      17,790
     Less: Allowance for possible credit losses                  425         296
                                                             -------     -------
Net loans and leases                                          25,583      17,494
                                                             -------     -------
Goodwill and core deposit intangible                           4,205       1,988
Other assets                                                   2,571       1,524
                                                             -------     -------
     Total assets                                            $53,112     $30,928
                                                             =======     =======
Liabilities and Stockholder's Equity
Deposits                                                     $39,865     $22,541
Borrowed funds                                                 6,909       4,938
Other liabilities                                                608         414
                                                             -------     -------
     Total liabilities                                        47,382      27,893
                                                             -------     -------
Stockholder's equity                                           5,730       3,035
                                                             -------     -------
     Total liabilities and stockholder's equity              $53,112     $30,928
                                                             =======     =======

NATIONAL WESTMINSTER BANK Plc


Results for the year ended 31 December 2001


National Westminster Bank Plc ("NatWest") was acquired by The Royal Bank of Scotland Group plc ("RBSG") on 6 March 2000. From that date, the main businesses of NatWest have been run as components of RBSG's business divisions. In addition, a number of NatWest businesses have been sold. As a consequence of this reorganisation and the disposals, comparisons of these results with the prior year are of limited benefit. These statutory results of NatWest are published to meet the requirements of the Listing Rules of the Financial Services Authority in respect of NatWest's Preference Shares which continue to be listed on the London Stock Exchange.

CONTENTS                                                                    PAGE

Overview of results                                                           2

Summary consolidated profit and loss account                                  3

Summary consolidated balance sheet                                            3

Summary cash flow statement                                                   4

Notes                                                                         4

Contacts                                                                      4

NATIONAL WESTMINSTER BANK Plc


Overview of results

Operating profit was up 39%, (pound)728 million to (pound)2,589 million. Profit before tax was (pound)2,589 million, a decrease of 11%, (pound)313 million compared with 2000 which included (pound)967 million profit on disposal of businesses and the final consideration relating to the disposal of Bancorp, (pound)74 million.

Total income was 2%, (pound)131 million higher at (pound)7,624 million.

Operating expenses at (pound)4,519 million were down 14%, (pound)740 million.

Provisions for bad and doubtful debts and amounts written off fixed asset investments at (pound)516 million were 38%, (pound)143 million higher.

Total assets at (pound)172.6 billion were down 7%, (pound)13.7 billion. Loans and advances to customers were up 2%, (pound)1.8 billion at (pound)100.6 billion. Loans and advances to banks decreased 11%, (pound)3.7 billion to (pound)31.3 billion.

During the year, Financial Markets continued to migrate substantial parts of its business to The Royal Bank of Scotland plc. In addition, NatWest Offshore Limited and the overseas Private Banking operations of Wealth Management were transferred to The Royal Bank of Scotland International (Holdings) Limited on 1 November 2001.

NATIONAL WESTMINSTER BANK Plc

Summary consolidated profit and loss account

                                                                       Year ended
                                                              31 December      31 December
                                                                     2001             2000
                                                                 (pound)m         (pound)m
Total income                                                        7,624            7,493
Operating expenses                                                (4,519)          (5,259)
                                                              -----------     ------------
Profit before provisions for bad and doubtful debts                 3,105            2,234
Provisions for bad and doubtful debts and amounts written off
  fixed asset investments                                           (516)            (373)
                                                              -----------     ------------
Operating profit                                                    2,589            1,861
Profit on disposal of businesses                                        _              967
Discontinued operations - additional consideration on sale
  of Bancorp                                                            _               74
                                                              -----------     ------------
Profit on ordinary activities before tax                            2,589            2,902
Tax on profit on ordinary activities                                (753)            (694)
                                                              -----------     ------------
Profit on ordinary activities after tax                             1,836            2,208
Minority interests - equity                                           (5)              (9)
Preference dividends - non-equity                                    (43)             (41)
                                                              -----------     ------------
Profit attributable to ordinary shareholders                        1,788            2,158
                                                              -----------     ------------

Summary consolidated balance sheet
                                                              31 December      31 December
                                                                     2001             2000
                                                                 (pound)m         (pound)m
Assets
Cash and balances at central banks and items in the
   course of collection from other banks                            3,572            3,300
Treasury bills and other eligible bills                             1,475            3,013
Loans and advances to banks                                        31,269           34,995
Loans and advances to customers                                   100,618           98,824
Debt securities and equity shares                                  21,208           34,239
Other assets                                                       14,436           11,862
                                                              -----------     ------------
Total assets                                                      172,578          186,233
                                                              -----------     ------------
Liabilities
Deposits by banks and items in the course of
   transmission to other banks                                     26,654           31,243
Customer accounts                                                  99,951          109,722
Debt securities in issue                                            5,222            9,172
Other liabilities                                                  26,169           22,049
Subordinated liabilities                                            6,396            6,904
Minority interests, including non-equity interests                    110              103
Shareholders' funds, including non-equity interests                 8,076            7,040
                                                              -----------     ------------
Total liabilities                                                 172,578          186,233
                                                              -----------     ------------

NATIONAL WESTMINSTER BANK Plc

Summary cash flow statement

                                                                       Year ended
                                                              31 December      31 December
                                                                     2001             2000
                                                                 (pound)m         (pound)m
Net cash outflow from operating activities                         (2,534)          (5,001)
Dividends received from associated undertakings                         1                3
Net cash outflow from returns on investments and servicing
  of finance                                                         (466)            (513)
Net cash outflow from taxation                                       (739)            (480)
Net cash inflow from capital expenditure and financial
  investment                                                        7,265           10,100
Net cash (outflow)/inflow from acquisitions and disposals            (245)           1,875
Ordinary equity dividends paid                                       (999)          (3,973)
                                                              -----------      -----------
Net cash inflow before financing                                    2,283            2,011
Net cash outflow from financing                                      (617)            (902)
                                                              -----------      -----------
Increase in cash                                                    1,666            1,109
                                                              -----------      -----------

Notes

1.   Accounting policies

     There have been no changes to the principal accounting policies as set out on pages 24 to 26 of the NatWest's 2000 Annual Report and Accounts.

     Disclosures required by Financial Reporting Standard ("FRS") 17 'Retirement Benefits' are included in the 2001 Annual Report and Accounts. Further disclosures under the transitional arrangements of the standard will be made in NatWest's financial statements for 2002, and full implementation is required in 2003. NatWest has also implemented FRS 18 'Accounting Policies'.

2.   Ordinary dividends

                                                        Year ended
                                               31 December       31 December
                                                      2001              2000
                                                  (pound)m          (pound)m

        Paid                                           399             3,973
        Proposed                                       400               600
                                               -----------       -----------
                                                      799             4,573
                                               -----------       -----------

3.   Statutory accounts

     This information does not constitute statutory accounts for the years ended 31 December 2001 or 31 December 2000. Statutory accounts for the year ended 31 December 2000 have been delivered to the Registrar of Companies and those for the year ended 31 December 2001 will be delivered following the company's annual general meeting. The auditors have reported on these accounts; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Contacts

Fred Watt                      Group Finance Director         020 7427 8412
                                                              0131 523 2028

Grahame Whitehead              Deputy Group Finance Director  020 7427 9450
                                                              0131 523 2970

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON NON-CUMULATIVE CONVERTIBLE PREFERENCE SHARES OF (euro)0.01


The Directors have declared the specified dividend on the non-cumulative convertible preference shares of (euro)0.01 for the twelve months to 31 March 2002.

The dividend will be paid on 28 March 2002 at a rate of (euro)67.70 per share to holders on the register at close of business on 13 March 2002.



20 February 2002

End

NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES B and SERIES C NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$25.00 FOR THE THREE MONTHS TO 16 APRIL 2002

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares for the three months to 16 April 2002. The dividends will be paid on 16 April 2002 at the undernoted rates to holders on the register at the close of business on 7 March 2002.


Series                                      Dividend payable per share

Series B                                    US$0.4921875

Series C                                    US$0.48519


20 February 2002

End



NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES A NON-CUMULATIVE STERLING PREFERENCE SHARES OF(pound)1.00 FOR THE SIX MONTHS TO 16 APRIL 2002

The Directors have declared the specified dividend on the Series A non-cumulative sterling preference shares of (pound)1.00 for the six months to 16 April 2002.

The dividend will be paid on 16 April 2002 at the rate of 4.5p per share to holders on the register at close of business on 7 March 2002.


20 February 2002

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES B, SERIES C, SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J AND SERIES K NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 31 MARCH 2002


The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 31 March 2002. The dividends will be paid on 28 March 2002 at the undernoted rates to holders on the Register at the close of business on 13 March 2002. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 13 March 2002.

Series                                      Dividend payable per share

Series B                                    US$0.63
Series C                                    US$0.534375
Series D                                    US$0.51328125
Series E                                    US$0.50625
Series F                                    US$0.478125
Series G                                    US$0.4625
Series H                                    US$0.453125
Series I                                    US$0.50
Series J                                    US$0.53125
Series K                                    US$0.4921875


20 February 2002

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 1 AND SERIES 2 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE PERIOD TO 31 MARCH 2002

The Directors have declared the specified dividends on the undernoted series of non-cumulative convertible dollar preference shares, all of which are represented by American Depositary Shares, for the six months to 31 March 2002. The dividends will be paid on 28 March 2002 at the undernoted rates to holders on the register at the close of business on 13 March 2002. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 13 March 2002.

Series                              Dividend payable per share

Series 1                            US$45.59
Series 2                            US$44.085


20 February 2002

End

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                  7 March 2002



                                           THE ROYAL BANK OF SCOTLAND GROUP plc
                                                                   (Registrant)

                                           By:  /s/ H Campbell
                                                -------------------------------
                                                Name:  H Campbell
                                                Title: Head of Group Secretariat